As filed with the Securities and Exchange Commission on March 22, 2006

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

——————————

SCHEDULE TO

TENDER OFFER STATEMENT

(under Section 14(d)(1) or 13(e)(1) of

the Securities Exchange Act of 1934)

(Amendment No. 1)

THE BRINK’S COMPANY

(Name of Subject Company (Issuer))

THE BRINK’S COMPANY

(Name of Filing Person (offeror))

Common Stock, $1.00 Par Value Per Share

(including the associated preferred stock purchase rights attached thereto)

(Title of Class of Securities)

109696104

(CUSIP Number of Class of Securities)

Austin F. Reed, Esq.

Vice President, General Counsel and Secretary

The Brink’s Company

1801 Bayberry Court

Richmond, Virginia 23226-8100

(804) 289-9600

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

——————————

Copies to:

Louanna O. Heuhsen, Esq.

David I. Meyers, Esq.

Hunton & Williams LLP

Riverfront Plaza, East Tower

951 East Byrd Street

Richmond, Virginia 23219

CALCULATION OF FILING FEE

Transaction Valuation* $525,000,000	Amount of Filing Fee** $56,175

*Calculated solely for the purpose of determining the filing fee, based upon the purchase of 10,000,000 shares at $52.50 per share.

**The amount of the filing fee was calculated at a rate of $107.00 per $1,000,000 of the transaction valuation. It was calculated by multiplying the transaction valuation by 0.000107.

☒

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration number, or the Form or Schedule and the date of its filing.

	Amount Previously Paid:	$56,175	Filing Party:	The Brink’s Company
	Form or Registration No.:	SC TO-I	Date Filed:	March 9, 2006
☐	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes to designate any transactions to which this statement relates:
☐	third party tender offer		☐	going-private transaction
subject to Rule 14d-1			subject to Rule 13e-3
☒ issuer tender offer			☐	amendment to Schedule 13D
	subject to Rule 13e-4		under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

This Amendment No. 1 amends and supplements the issuer tender offer statement on Schedule TO filed by The Brink’s Company, a Virginia corporation (the “Company”), on March 9, 2006 (as amended and supplemented, the “Schedule TO”). The Schedule TO relates to the tender offer by the Company to purchase up to 10,000,000 shares of its common stock, $1.00 par value per share, including the associated preferred stock purchase rights issued pursuant to the Amended and Restated Rights Agreement, dated September 1, 2003, between The Brink’s Company and Computershare Trust Company, N.A. (formerly Equiserve Trust Company, N.A.), as Rights Agent (the “Shares”). The Company is offering to purchase the Shares at a price not greater than $52.50 nor less than $47.50 per Share, net to the seller in cash, without interest, as specified by the shareholders tendering their Shares. The Company’s tender offer is made on the terms and subject to the conditions set forth in the Offer to Purchase, dated March 9, 2006 (the “Offer to Purchase”), and in the related Letter of Transmittal (or similar materials distributed to participants in the Company’s 401(k) Plan or the BAX Global 401(k) Plan), which, as amended or supplemented from time to time, together constitute the tender offer, copies of which were previously filed as Exhibits (a)(1)(A), (a)(1)(B), (a)(1)(F) and (a)(1)(G), respectively, to the Schedule TO.

This Amendment No. 1 is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(3) promulgated under the Securities Exchange Act of 1934, as amended.

The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated in this Amendment No. 1 by reference except that such information is hereby amended and supplemented to the extent specifically provided herein.

Items 1, 2, 4(a)(1), 4(b), 5, 6, 7, 8, 9, and 11

The Offer to Purchase is hereby amended as follows:

The last paragraph under the heading “Summary — If I tender my shares, how many of my shares will The Brink’s Company purchase?” beginning at the bottom of page 2 and ending at the top of page 3 is hereby deleted in its entirety. The deleted language is as follows:

“We also reserve the right, but will not be obligated, to purchase all shares properly tendered by any shareholder who tenders all shares owned beneficially or of record at or below the purchase price and who, as a result of proration, would then own a total of fewer than 100 shares. If we exercise this right, it will increase the number of shares that we are offering to purchase in the tender offer by the number of shares purchased through the exercise of this right, subject to applicable law.”

The last paragraph under the heading “Number of Shares; Price; Priority of Purchase — Odd Lots” on page 11 is hereby deleted in its entirety. The deleted language is as follows:

“We also reserve the right, but will not be obligated, to purchase all shares properly tendered by any shareholder who tenders all shares owned beneficially or of record at or below the purchase price and who, as a result of proration, would then own a total of fewer than 100 shares. If we exercise this right, it will increase the number of shares that we are offering to purchase in the tender offer by the number of shares purchased through the exercise of this right, subject to applicable law.”

The third paragraph under the heading “Recent Developments; Purposes of the Tender Offer; Certain Effects of the Tender Offer — Certain Effects of the Tender Offer” on page 12 is hereby amended by deleting the first sentence of the paragraph in its entirety and replacing it with the following:

“Following the completion of the tender offer, we may seek to acquire, in open market, private transactions, other tender offers, other repurchase transactions or through any other means such additional number of shares, if any, as is necessary to enable us to repurchase up to the difference between the aggregate dollar amount that is repurchased pursuant to the tender offer and $600 million of our common stock, from time to time as market conditions warrant and covenants under existing agreements permit.”

The first paragraph under the heading “Source and Amount of Funds” on page 26 is hereby amended by deleting it in its entirety and replacing it with the following:

“Assuming that we purchase 10,000,000 shares in the tender offer at the maximum specified purchase price of $52.50 per share, approximately $525,000,000 million in the aggregate will be required to purchase such shares. We expect that the maximum aggregate costs, including all fees and expenses applicable to the tender offer, will be approximately $526,000,000 million. We expect to pay the purchase price and related fees and expenses from available cash and cash equivalents on hand. If necessary, we intend to use available borrowings under our unsecured $400 million revolving bank credit facility to provide additional funds to purchase shares tendered in the tender offer. The unsecured $400 million revolving bank credit facility is evidenced by the Credit Agreement, dated October 15, 2004, among ourselves, certain of our subsidiaries as borrowers, certain of our subsidiaries as guarantors and J.P. Morgan Securities Inc., as Sole Lead Arranger and Bookrunner, JPMorgan Chase Bank, as Administrative Agent, Barclays Bank plc, as Co-Arranger and Documentation Agent, Bank of America, N.A., as Syndication Agent, Banc of America Securities LLC, as Co-Arranger, Scotiabanc Inc. and Wachovia Bank, National Association, as Co-Arrangers and Syndication Agents, and various lenders, upon which we may borrow (or otherwise satisfy credit needs) on a revolving multi-currency basis over a five year term ending in October 2009. At February 27, 2006, $326 million was available for use under the revolving bank credit facility. We have the option to borrow based on a Euro currency-based rate plus a margin, a prime rate or a competitive bid among the individual banks. The issuance of letters of credit is also permitted under the revolving bank credit facility and the credit limit may be increased to a maximum of $550 million under certain circumstances.”

The first sentence under the heading “Information about Our Shares; Interest of Directors and Executive Officers; Transactions and Arrangements Concerning Shares — Transactions and Arrangements Concerning Shares” on page 29 is hereby amended by deleting it in its entirety and replacing it with the following:

“Based on our records and information provided to us by our directors, executive officers, associates and subsidiaries, neither we, nor any of our associates or subsidiaries, directors or executive officers or any associates or subsidiaries thereof, have effected any transactions in our shares during the 60 days before March 9, 2006, except customary and ongoing purchases of shares through (a) purchases under The Brink's Company 401(k) Plan, (b) regular deferrals to an incentive account under the Key Employees' Deferred Compensation Program (the “Program”) and (c) dividend payments on the amounts in the Program.”

The last paragraph under the heading “U.S. Federal Income Tax Consequences — U.S. Federal Income Tax Withholding” on page 33 is hereby amended by deleting the first sentence in its entirety. The deleted language is as follows:

“THE DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY.”

The Letter of Transmittal is hereby amended as follows:

  The second bulleted clause on page 6 is hereby amended by deleting it in its entirety and replacing it with the following:

“the undersigned agrees that tenders of shares pursuant to any one of the procedures described in Section 3 of the Offer to Purchase and in the instructions to this Letter of Transmittal will constitute the undersigned’s acceptance of the terms and conditions of the tender offer, including the undersigned’s representation and warranty that (a) the undersigned has a “net long position,” within the meaning of Rule 14e-4 promulgated under the Securities Exchange Act of 1934, as amended, in the shares or equivalent securities at least equal to the shares being tendered, and (b) the tender of shares complies with Rule 14e-4;”

  The fourth bulleted clause on page 6 is hereby amended by deleting it in its entirety and replacing it with the following:

“the undersigned agrees to all of the terms of the tender offer.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule TO is true, complete and correct.

THE BRINK’S COMPANY
By:	/s/ Robert T. Ritter Robert T. Ritter Vice President and Chief Financial Officer

Dated: March 22, 2006